FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated April 18, 2018.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(registrant)

Dated April 18, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 24, 2018

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on May 24, 2018 at 2 p.m. Israel time for the following purposes (the “Meeting”):

1.	To re-elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To approve a grant of options to Mr. Yona Ovadia, the Company’s Chief Executive Officer;

3.	To amend and extend the term of the Chairman Services Agreement with Mr. Dov Baharav, the Chairman of the Board of Directors; and

4.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2017 will be received and considered at the Meeting.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 4, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on April 23, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 2 p.m. Israel time, on May 24, 2018, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than May 14, 2018, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “ICL”)) is April 25, 2018.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals in Items Nos. 1, 2, 3 and 4 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve Item 2, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2166) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

April 18, 2018

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 24, 2018

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on May 24, 2018, at 2 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2018 Annual General Meeting of Shareholders (the “Meeting”).

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about April 25, 2018.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	To re-elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To approve a grant of options to Mr. Yona Ovadia, the Company’s Chief Executive Officer;

3.	To amend and extend the term of the Chairman Services Agreement with Mr. Dov Baharav, the Chairman of the Board of Directors; and

4.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on April 23, 2018, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on May 24, 2018, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shares Traded on TASE. Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on May 24, 2018, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals in Items Nos. 1, 2, 3 and 4 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve Item 2, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of April 13, 2018, the Company had 54,800,113 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees, if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as director if elected.

Our Board of Directors has nominated seven of our current directors, Messrs. Dov Baharav, Amiram Boehm, Ishay Davidi, Amir Ofek, Aylon (Lonny) Rafaeli, Meir Shamir and Ms. Dafna Sharir for re-election. If re-elected at the Meeting, Mr. Baharav shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors who serve as the Company’s “external directors” in accordance with the ICL, Mr. Elyezer Shkedy whose term expires in June 2020, and Ms. Dafna Cohen, whose term expires in December 2020.

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the company’s size and special needs.

During the past year, eight out of our nine directors attended more than 75% of our Board of Directors meetings and all of our directors attended more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age
Dov Baharav	67
Amiram Boehm	46
Ishay Davidi	56
Amir Ofek	42
Aylon (Lonny) Rafaeli	64
Meir Shamir	66
Dafna Sharir	49

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. Mr. Baharav has served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions, since October 2014. Mr. Baharav has served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), Pharm-up Ltd (TASE)., TAT Technologies Ltd. (NASDAQ, TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE),  GI Ltd, SOS Ltd and DelekSon Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is Chief Executive Officer of Cyberint Inc., a provider of cyber security services and products solutions. Mr. Ofek has served as a director on the board of Cyberint since September 2014. Mr. Ofek also serves as a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by the Chairman of our Board of Directors, Mr. Baharav. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc., the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion-Israel Institute of Technology and an M.B.A. degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France.

Aylon (Lonny) Rafaeli has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Prior to this role, Mr. Rafaeli was Chief Executive Officer of Hasbro Israel (toys). Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit.  Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem.

Meir Shamir has served on our Board of Directors since May 2016. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir holdings Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mivtach Shamir is a holding company active in spotting and initiating investments in technology and in commercial real estate development in Israel and throughout Europe, the U.S. India. Mr. Shamir served as a navigator in the Israeli Air Force. Mr. Shamir is an active philanthropist and since 2012 he has served as the Head of the Presidency of “Taglit” (Birthright Israel).  Mr. Shamir holds a Business & Economics Administration degree and received an Honorary Doctorate from Bar Ilan University.

Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an Independent Consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Frutarom Industries Ltd. and served in the past as a director of Ormat Industries Inc.  Ms. Sharir holds a B.A. degree in Economics and an LL.B degree, both from Tel Aviv University, an LL.M. in Tax Law from New York University, and an M.B.A. degree from INSEAD.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to re-elect Dov Baharav as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Ishay Davidi as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified”.

FURTHER RESOLVED, to re-elect Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Meir Shamir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

ITEM II.  GRANT OF OPTIONS TO THE CHIEF EXECUTIVE OFFICER
 (Item 2 on the Proxy Card)

Mr. Yona Ovadia has served as our Chief Executive Officer since March 31, 2016. Under his employment agreement, Mr. Ovadia is entitled to a monthly salary in the amount of NIS 110,000 (approximately $31,700) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. In addition, Mr. Ovadia is eligible to receive an annual cash bonus of 6 months of base salary and an over-achievement bonus of up to 2.5 months of base salary.  During 2016, Mr. Ovadia was also granted options to purchase 400,000 ordinary shares at an exercise price of $5.02 per share, vesting in 16 equal quarterly installments over a four-year period, with vesting acceleration upon a change in control.

Our Compensation and Stock Option Committee and Board of Directors approved on February 12, 2018 and recommended that our shareholders approve the grant of additional options to purchase 100,000 of our ordinary shares to Mr. Ovadia.

Pursuant to the terms of our Compensation Policy for Executive Officers and Directors, the exercise price of the options to be granted to Mr. Ovadia is $7.86 per share, which equals 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on February 9, 2018, the last trading day prior to the grant date. 50,000 of such options shall vest on the second anniversary of the date the Board of Directors approved the option grant, and an additional 25,000 options shall vest on each of the third and fourth anniversaries of the date the Board of Directors approved the option grant so long as Mr. Ovadia continues to serve at the Company. The options will remain exercisable for 12 months following cessation or termination of his service (other than for cause) and the vesting of the options shall accelerate upon a change in control. The options will expire on the sixth anniversary of the date of the grant.

Under the ICL, any arrangement between the Company and the Chief Executive Officer relating to his or her compensation as Chief Executive Officer or other position with the Company must be in compliance with the Company’s Compensation Policy for Executives Officers and Directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a grant of options to Mr. Yona Ovadia, the Company’s Chief Executive Officer, as set forth in this Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Ovadia.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of options to the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the grant of options (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the grant of options to Mr. Ovadia, the Company’s Chief Executive Officer.

ITEM III.  AMENDMENT AND EXTENSION TO THE TERM OF THE CHAIRMAN
SERVICES AGREEMENT WITH MR. DOV BAHARAV, THE CHAIRMAN OF THE
BOARD OF DIRECTORS
 (Item 3 on the Proxy Card)

Mr. Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016.  Pursuant to the terms of the Chairman Services Agreement entered into with Mr. Baharav, through his controlled company, Baharav Ventures Ltd. (“BVL”), Mr. Baharav was entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 44,000 (approximately $12,700); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 18,697 (approximately $5,400) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service.  In addition, Mr. Baharav is eligible for an annual cash bonus of 3.6 months of base salary and an over-achievement bonus of up to 1.5 months of base salary for the years 2016 through 2018.

Mr. Baharav was also granted in May 2014 options to purchase 250,000 of our ordinary shares, at an exercise price of $5.06 per share, and in May 2015, Mr. Baharav was granted options to purchase 150,000 of our ordinary shares exercisable at a price of $6.72 per share, in each case, vesting in 16 equal quarterly installments over a four-year period, with vesting acceleration upon a change in control.

Mr. Baharav has requested that the scope of his role be reduced from a 40% position to a 20% position. Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the amendment and extension of the Chairman Services Agreement with Mr. Baharav (through BVL) for an additional three years at the reduced role, with corresponding adjustments to the monthly fee and cash value of the fringe benefits.  Accordingly, during the extension term and subject to Mr. Baharav’s continued election to the Board, Mr. Baharav will be entitled (directly or through his controlled company) to a monthly fee in the amount of NIS 22,000 (approximately $6,350) and payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 9,350 (approximately $2,700) per month.

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company’s Compensation Policy for Executives Officers and Directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve to amend and extend the term of the Chairman Services Agreement with Mr. Dov Baharav, the Chairman of the Board of Directors, as set forth in this Proxy Statement.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the amendment and extension of the Chairman Services Agreement with Mr. Baharav (through BVL).

The Board of Directors recommends a vote FOR the amendment and extension of the Chairman Services Agreement with Mr. Dov Baharav, the Chairman of the Board of Directors.

ITEM IV.  RATIFICATION AND APPROVAL OF REAPPOINTMENT AND
COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2017:

Services Rendered	Fees (in thousands)	Percentages
Audit fees (1)	$691	88.57%
Tax fees (2)	$38	4.93%
Other (3)	$51	6.50%
Total	$780	100%

(1)
Audit fees are fees for audit services and include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2017 were mainly related to implementation of new accounting standards.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided by Kost Forer Gabbay & Kasierer to the Company and to its subsidiaries during 2017.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2017 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2017 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2017, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of April 13, 2018, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of April 13, 2018 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of April 13, 2018.  Ordinary shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 54,800,113 ordinary shares outstanding as of April 13, 2018.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through April 13, 2018 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1)	18,901,865	34.4%
Mivtah Shamir Holdings Ltd. (2)	5,375,647	9.8%
Itshak Sharon (Tshuva) (3)	4,479,411	8.2%

Renaissance Technologies LLC., and Renaissance Technologies Holdings Corporation (4)	2,814,930	5.1%
All directors and executive officers as a group (17 persons) (5)	2,162,322	3.9%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on April 7, 2016 with the SEC and information provided to our company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,901,865 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.   FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 100,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on a Schedule 13G/A filed on April 7, 2016 by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(3)
Based on a Schedule 13G/A filed on February 20, 2018 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Itshak Sharon (Tshuva) holds 4,479,411.58 ordinary shares as follows: (i) 25,314.78 ordinary shares are held by Excellence trust funds; (ii) 433,681.22 ordinary shares are held by certain Excellence ETF's, (iii) 468,516.68 ordinary shares are held by The Phoenix "nostro" accounts (iv) 3,435,697.90 ordinary shares are held by certain partnership that invests in Israeli securities; and (v)  116,201 ordinary shares are held by a partnership that invests in shares of companies listed in the Tel Aviv 125 index. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(4)	Based on Schedule 13G/A filed on February 14, 2018, with the SEC by Renaissance Technologies LLC., or RTC and Renaissance Technologies Holdings Corporation, or RTHC.

(5)	As of April 13, 2018, all directors and executive officers as a group (17 persons) held 1,091,318 options that are vested or that vest within 60 days of April 13, 2018.

Compensation of Executive Officers

The 2017 annual compensation of our five most highly-compensated executive officers, as recorded in our 2017 annual financial statements, is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission, which can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Yael Shofar, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: yaelsh@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Shareholder Proposals for 2019 Annual General Meeting of Shareholders

Under the ICL, shareholders who severally or jointly hold at least 1% of our outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in our proxy statement for our 2019 annual general meeting of shareholders pursuant to the ICL, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130 Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the ICL.  The written proposal must be received by Gilat not less than 90 calendar days prior to the first anniversary of the 2018 Annual General Meeting of Shareholders (i.e., no later than February 23, 2019); provided that if the date of the 2019 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2018 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2019 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2019 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period.  In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2019 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the ICL and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2019 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Yael Shofar and Efrat Raveh Bashan, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on May 24, 2018 at 2 p.m. (Israel time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

May 24, 2018

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------------------------------------------------------------
____________________________________________________________________________________________________________________________
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND “FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEMS 2 THROUGH 4.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Item 2 requires an indication of “Personal Interest” in the resolution and whether the undersigned is a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law).

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder”, please see the explanation in Proposal II of the Proxy Statement.
____________________________________________________________________________________________________________________________

(1)	To re-elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified

	FOR	AGAINST	ABSTAIN

Dov Baharav (re-elect)	☐	☐	☐
Amiram Boehm (re-elect)	☐	☐	☐
Ishay Davidi (re-elect)	☐	☐	☐
Amir Ofek (re-elect)	☐	☐	☐
Aylon (Lonny) Rafaeli (re-elect)	☐	☐	☐
Meir Shamir (re-elect)	☐	☐	☐
Dafna Sharir (re-elect)	☐	☐	☐

(2)	To approve a grant of options to Mr. Yona Ovadia, the Company’s Chief Executive Officer

☐ FOR	☐ AGAINST	☐ ABSTAIN

DO YOU HAVE A PERSONAL INTEREST IN ITEM 2 ABOVE?

☐ YES	☐ NO

ARE YOU A CONTROLLING SHAREHOLDER?

☐ YES	☐ NO

(3)	To amend and extend the term of the Chairman Services Agreement with Mr. Dov Baharav, the Chairman of the Board of Directors

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4)
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder __________ Date ________ Signature of Shareholder__________ Date ________

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.